Exhibit 99.1

MHG - Share capital increase registered

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES

Oslo, Norway, 26 March 2015 - Reference is made to the stock exchange release issued on 20 March 2015, where Marine Harvest ASA ("Marine Harvest" or the "Company") announced that bondholders representing an aggregate principal loan amount of EUR 348 million under the EUR 350million five year convertible bond issued by Marine Harvest in 2013 (ISIN NO0010679152) had elected to convert their bonds into shares.

The conversion has now been completed and Marine Harvest's share capital has been increased by NOK 297,809,197.50 through the issuance of 39,707,893 new shares. The share capital increase was registered in the Norwegian Register of Business Enterprises on 25 March 2015 and following such registration Marine Harvest has a share capital of NOK 3,375,642,390 divided into 450,085,652 shares each with a par value of NOK 7.5.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.